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                             November 20, 2020

       Kyle Detwiler
       Chief Executive Officer
       Clever Leaves Holdings Inc.
       489 Fifth Avenue, 27th Floor
       New York, New York 10017

                                                        Re: Clever Leaves
Holdings Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 10,
2020
                                                            File No. 333-241707

       Dear Mr. Detwiler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-4, Filed November 10, 2020

       Estimated Outstanding Share Calculation, page 1

   1. We note your response to our prior comment number 1. Please revise the disclosure here to explicitly state how
the Cash Arrangement Consideration factors into your estimated outstanding share
amount calculation, if at all, including whether you are assuming that a certain amount of
Clever Leaves shares will be exchanged for cash as part of the Cash
                                                        Arrangement
Consideration.
 Kyle Detwiler
FirstName LastNameKyle   Detwiler
Clever Leaves Holdings Inc.
Comapany 20,
November  NameClever
              2020     Leaves Holdings Inc.
November
Page 2    20, 2020 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 102

2.       We note your statement on page 106:    Under the terms of the Business
Combination
         Agreement, a shareholder of Clever Leaves will be issued non-voting Holdco common
         shares if the shareholder   s ownership in Holdco exceeds 9.99% after
considering its
         converted Holdco shares and any PIPE shares issued   .While these
shares are non-voting,
         they have the same economic rights as the remaining Holdco common
shares.    In
         the Questions and Answers about the Proposals and/or the Summary of the Proxy
         Statement/Prospectus, please add a similar statement to this effect and also briefly describe how or when the non-voting shares are able to be converted. Please also clarify if more than one Clever Leaves Shareholder will receive non-voting shares.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Clever Leaves, page 173

3. On page 179 you state that Debenture Liquidity Event is defined below, but it does not appear to be so defined. Please revise to define or advise. We note that the definition of
         Debenture Liquidity Event that was deleted from the prior amendment was distinct from the definition of "Liquidity Event" on page 180.
Management of Holdco Following the Business Combination, page 198

4. We note your response, dated September 11, 2020, to our comment number 24 from our
         initial comment letter:    In response to the Staff   s comment, the
Company has revised the
         disclosure on page 186 of the Amended Registration Statement. The
Company
         supplementally advises the Staff that the composition of the Company s board of directors and board committees is not yet finalized. The Company will update the Amended
         Registration Statement to provide the information required by Item 407(a) of Regulation
         S-K regarding independent directors prior to requesting effectiveness. To the extent your board is now finalized, please revise your disclosure to provide this information, including by stating which directors are independent.
Description of HoldCo Securities, page 226

5.       On page 226 you state:    Under the Holdco Articles, the non-voting
Holdco common
         shares are entitled to receive notice of, and to attend all meetings of shareholders, however, the non-voting Holdco common shares shall not have any voting rights, except for any vote on special resolutions and exceptional resolutions. Please revise to clarify the special and exceptional resolutions for which non-voting shares are entitled to vote and, if appropriate, qualify references to these non-voting shares throughout the registration statement to demonstrate that they are limited voting, rather than non-voting, shares.
 Kyle Detwiler
FirstName LastNameKyle   Detwiler
Clever Leaves Holdings Inc.
Comapany 20,
November  NameClever
              2020     Leaves Holdings Inc.
November
Page 3    20, 2020 Page 3
FirstName LastName
Exhibits and Financial Statement Schedules, page II-2

6. We note your response to our prior comment number 6. The Dentons Canada LLP opinion
         covers the    18,150,000 Common Shares issuable on exercise of certain
warrants    but does
         not cover registration of the warrants themselves. Please revise the opinion to cover both the warrants and the common shares issuable on exercise of the warrants.
       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Sebastian Fain